FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For period ending August 16, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --






   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons

Following a re-valuation of the cash element of the notional investment held within the US Retirement Savings Plan ("The Plan"), which is notionally held in GSK Ordinary Share ADRs, the Administrators of the Plan notified GlaxoSmithKline plc and the under-mentioned persons on 16 August 2005 of increases in the notional allocation of Ordinary Share ADRs as follows:-

As a result of movement in the fund on 04 August 2005 at a price of
$47.93 per ADR
Dr J P Garnier                                                         46
Dr T Yamada                                                            15
Mr W Calhoun                                                           7
Mr D Phelan                                                            143
Dr D Pulman                                                            2
Mr D Stout                                                             22
Mr C Viehbacher                                                        2
Mr J Ziegler                                                           6
Mr R Greig                                                             52
As a result of movement in the fund on 12 August 2005 at a price of
$47.88 per ADR
Mr R Greig                                                             3

This notification relates to a transaction notified in accordance with Disclosure Rules

3.1.4R(1)(a) and 3.1.4R(1)(b).

S M Bicknell

Company Secretary

16 August 2005


SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: August 16, 2005                                     By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc